

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

November 15, 2013

<u>Via E-mail</u>
Fred Knechtel
Chief Financial Officer
Remy International, Inc.
600 Corporation Drive
Pendleton, Indiana 46064

        Re: Remy International, Inc.
        Form 10-K for Fiscal Year Ended December 31, 2012
        Filed on February 27, 2013
        File No. 001-13683

Dear Mr. Knechtel:

        We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

        Please respond to this letter within 10 business days by confirming that you will revise your document in future filings and providing any requested information. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

        After reviewing the information you provide in response to these comments, we may have additional comments.

<u>Form 10-K for Fiscal Year Ended December 31, 2012</u>

<u>Contractual Obligations, page 44</u>

1.   This table is intended to increase the transparency of cash flows. Since your payments of interest are material to your cash flows, we believe you should include scheduled and/or expected interest payments in the table. Where interest rates are variable and unknown, you may use your judgment to determine whether to include such estimates. If you elect to include estimates, you may determine the appropriate methodology to estimate the interest payments, with disclosure of the methodology used in your estimate. If you continue to exclude interest payments from the table, please disclose the significant contractual terms of the debt and any other information that is material to an understanding of these future cash flows.

<u>Item 8. Financial Statements and Supplementary Data, page 50</u>

2.   In view of the risk factor disclosed on page 25 in regard to your status as a holding
        company and dependence upon your subsidiaries as your source of cash flow, please
        explain to us your consideration of Rules 4-08(e), 5.04(c) Schedule I and 12-04 of
        Regulation S-X, and include required disclosures and schedules as appropriate.

Note 16. Income Taxes, page 76

3.   We note the valuation allowance against deferred income tax assets decreased by $96.2
        million and $21.5 million in 2012 and 2011, respectively. However, it appears from
        disclosure in this filing that for 2012 you reversed $84.7 million of the allowance against
        deferred tax assets in the United States and released $4.7 million of the allowance against
        foreign deferred tax assets, for a total of $89.7 million. From prior disclosure it appears
        that for 2011 you released $2.2 million of the allowance against foreign deferred tax
        assets. Please reconcile for us the difference between the change in the allowance to the
        amounts disclosed as affecting income tax expense for each respective year.

4.   You disclose that concluding that a valuation allowance is not required is difficult when
        there is significant negative evidence which is objective and verifiable, such as
        cumulative losses in recent years. You further disclose that you utilize a rolling twelve
        quarters of pre-tax book results as a measure of cumulative results in recent years, and
        that your analysis in the U.S. and certain foreign jurisdictions indicates that you have
        cumulative three year historical losses on this basis that you consider to be significant
        negative evidence that is difficult to overcome. You also disclose on page 34 that during
        the last half of 2012, the U.S. commercial vehicle market softened, demand in Europe
        remains weak, China economic growth slowed, and prolonged economic uncertainties in
        Europe continue with low consumer demand for vehicles. With the foregoing in mind,
        please tell us and revise to disclose for fiscal 2012 your basis for reversing the U.S.
        valuation allowance and how you concluded that certain foreign locations no longer
        needed a valuation allowance.

Form 10-Q for the Quarter Ended March 31, 2013 and June 30, 2013

Management's Discussion and Analysis
Liquidity and capital resources
Cash flows
Cash flows – operating activities, page 35

5.   Your analysis of the change in cash provided by operating activities focuses on the
        change in net income. Since net income is prepared on the accrual basis, and that the
        change in net income appears to be due in large part to the reversal of the valuation
        allowance against deferred income tax assets in 2012, a noncash transaction, please
        expand your analysis to discuss the factors that directly impacted the material decrease in
        operating cash of approximately $24 million in 2013.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Aamira Chaudhry at 202-551-3389 or Doug Jones at 202-551-3309 if you have questions regarding comments on the financial statements and related matters. Please contact me at 202-551-3380 with any other questions.

Sincerely,

/s/ Lyn Shenk

Lyn Shenk
Branch Chief